News Release

Rosetta Genomics Issues Letter to Shareholders

PRINCETON, N.J. and REHOVOT, Israel (December 2, 2013) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announces the posting of the following Letter to Shareholders to the Investors section of the Company’s website at www.rosettagenomics.com.

Dear Fellow Shareholders:

The past months have been a productive and exciting time for Rosetta Genomics as we advanced the development of our microRNA-based platform technologies and the commercialization of our molecular diagnostic assays. Owing to our position at the forefront of microRNA-based diagnostics, Rosetta is well positioned for leadership in personalized medicine with an array of products to predict, diagnose and treat diseases.

We continued to make progress in the three areas critical to the successful commercialization of our lead product, the Rosetta Cancer Origin Test™: Demand generation, demand fulfillment and payer management.

We have recently expanded our dedicated sales force from five to 11 territory managers. While it takes a few months for each such representative to achieve momentum in his or her territory, we have already begun to see encouraging results. In addition to their increasing selling efforts, these sales representatives, in conjunction with Dr. Robert Wassman, Rosetta’s Chief Medical Officer, and Steve Miller, Rosetta’s Director of Marketing and Reimbursement, are making great strides in enhancing awareness of Cancer of Unknown Primary (CUP) and the need for better diagnostics to identify the tumor of origin. Through a variety of educational seminars, and webinars and through outreach to patient advocacy groups, our team is bringing CUP and our Cancer Origin Test to the attention of pathologists, oncologists and patients in order to drive demand. Toward that end we are growing our customer base, and increasing the number of samples we receive for processing.

Both October and November marked successive record-breaking months for Rosetta in terms of sample volume. Compared to October and November of 2012, we have experienced growth of approximately 2.5-fold and 5-fold, respectively, in terms of samples received in our CLIA lab in Philadelphia. Compared to the average of the first nine months in 2013, these past two months have seen sample volume almost double, a testament to the hard work of our expanded sales force as well as our marketing efforts.

In terms of processed samples, November was by far the strongest month for our Cancer Origin Test, as we processed nearly 50% more samples in November than we had processed during our previous record month. Our year-to-date gross billings have grown by 100% compared to same period last year. We estimate our gross billings will pass the $1 million dollar mark by year-end.

We are enhancing awareness and increasing demand with the continued publication and presentation of data in support of our microRNA-based diagnostics. In October, we presented data from a study of the Cancer Origin Test at the American Society of Human Genetics Annual Meeting. The data showed that our Cancer Origin Test may be of utility in clarifying the cancer risk in pedigrees of families with a history of unknown or uncertain cancers. The findings showed a high frequency of breast, ovarian and colon cancers, including significant numbers of male breast cancers in the CUP population, as well as relatively high frequencies of rare cancers with high familial risk. This demonstrates that pedigrees with unresolved diagnoses from CUP cases could be highly informative if the Cancer Origin Test is applied. The unique stability of microRNA in FFPE preserved tissues makes these analyses possible where they would not be with other analytes such as mRNA, and we believe familial risk assessment could expand the market opportunity for our Cancer Origin Test over time.

We are strengthening global initiatives to enhance patient access to our microRNA-based testing services. For example, we recently expanded our distribution agreement with GeneKor Medical S.A for the sales and marketing of our entire suite of microRNA-based cancer testing services in Romania and Turkey, in addition to our original agreement covering Greece. This new agreement underscores our commitment to expand personalized medicine across the globe, and to help improve patient outcomes. We expect to continue to pursue international distribution agreements and look forward to reporting progress throughout 2014.

We significantly increased Rosetta’s demand fulfillment capabilities by doubling the capacity of our laboratory operations in Philadelphia. We have trained additional staff and have room for further expansion down the line if and when needed. In addition, we have established a world-class customer service offering, which continues to be an important component for our ongoing success.

Reimbursement and payor management are critical to the success of any therapeutic or diagnostic product. At Rosetta we are committed to providing the continued support and investment needed for the widespread adoption and commercial success of our products. In August 2013, we were pleased to report the final revised Local Coverage Determination from the designated Medicare Administrative Contractor for our Cancer Origin Test and we continue to receive approximately $3,500 for each test processed for eligible patients covered under the Medicare program.

As Medicare accounts for only a portion of the CUP tests processed, we are working to obtain favorable reimbursement from commercial payors as well. Here we are investing our resources – both human and financial – to establish a variety of credentialing agreements and otherwise to seek more frequent and robust payment from commercial payors. One example is our ongoing prospective study in Israel to evaluate outcomes of CUP patients with therapy directed by the results of our Cancer Origin Test compared with standard treatment. Through this study we are assessing the real-world clinical impact and cost-effectiveness of our Cancer Origin Test to demonstrate that use of the test early in the diagnostic workup improves the pharmacoeconomics for the treatment of CUP patients. We look forward to having some data from this study available in the first half of 2014.

In addition we have made significant progress executing credentialing agreements for our Cancer Origin Test with four U.S. national healthcare network providers, increasing coverage for this test to more than 100 million Americans. We expect to announce additional agreements in the near term, which should significantly expand coverage of our Cancer Origin Test to millions more.

Recently we were pleased to report our first payment from the U.K.’s National Health Service (NHS) for our Cancer Origin Test. While this does not signify a universal policy decision, it does represent a pathway for individual patients in the U.K. to gain access to this important test and shows that the NHS recognizes the clinical value of our Cancer Origin Test, in conjunction with the treating oncologist’s assessment. It also advances our goal to enhance awareness of and access to our Cancer Origin Test in overseas markets.

As microRNA technology is garnering attention from the scientific, medical and commercial drug-development communities, we believe the time is right to invest in reinvigorating our R&D efforts. Toward that end we were pleased to announce our sponsored research agreement with Ramot at Tel Aviv University for the joint development of a nano-carrier delivery system miR mimetic technology to treat a variety of cancers. This is a potentially breakthrough program, which will allow us to harness the power of microRNA to potentially develop effective new cancer treatments. As this research is being partially funded by Israel’s Office of the Chief Scientist, it is a cost-effective way for us to leverage our intellectual property and expand our footprint in cancer therapeutics.

In addition we are advancing development work on a tissue-based initiative underway for a diagnostic assay that rules out a particular cancer, thereby avoiding unnecessary surgeries and saving the healthcare system significant expense while sparing the patient the morbidities associated with surgery. We have several other R&D programs underway or soon to begin that we will be discussing in the near future.

We continue to pursue patent protection for our intellectual property and are pleased to have added six U.S. patents to our growing portfolio during 2013. As a result we have 33 issued patents, including 30 in the U.S.  In addition we have 43 patent applications pending, of which 23 are in the U.S. These applications protect the specific microRNAs used in our products and cover composition of matter, diagnostic applications, therapeutic applications and discovery process applications for microRNAs in humans.

This leading patent position provides access to hundreds of potential microRNA biomarkers while our proprietary discovery, extraction and quantification technologies enable the rapid expansion of our pipeline. Importantly we maintain an extensive network of collaborations with leading research centers that provide input from the forefront of medical research as well as access to hundreds of sample types. This solid intellectual property position allows us to protect current products, provides the backbone for new product development and offers the potential for multiple opportunities for research, development and commercial partnerships.

In addition to driving growth through our currently marketed products and from new products derived from our development engine, we are looking at other ways to grow our revenue base. We are in discussions with a number of diagnostics and therapeutics companies, which if successful, would allow us to leverage our cutting-edge microRNA platforms and capabilities for these companies’ biomarker and other needs. We believe this has the potential to become another important source of revenues for us in the near term. We also are looking at bringing other products into Rosetta to leverage the investments we are making in our commercial infrastructure and to potentially accelerate our revenue growth.

Moving forward we will continue to make investments in commercial operations and in the further clinical development of our microRNA technology. We expect that our cash position at the end of 2013 of more than $20 million along with the projected revenue from our testing services will be sufficient to fund our operations well into 2015.

We are very pleased with the progress we have made to date and expect 2014 to be an exciting year of growth and accomplishments as we advance our strategic plan in pursuit of our mission to be the pioneering force in microRNA-based personalized medicine to the benefit of patients worldwide.

On behalf of my colleagues and our Board of Directors, thank you for your interest in Rosetta Genomics.

Sincerely,

Kenneth A. Berlin

President and Chief Executive Officer

About Rosetta Cancer Testing Services

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). Rosetta Mesothelioma Test™ diagnoses mesothelioma, a cancer connected to asbestos exposure. The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 60,000 from the Rosetta Mesothelioma Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.rosettagenomics.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation: that Rosetta’s expanded sales force will be successful in increasing demand generation for Rosetta’s tests; that gross billings will exceed $1 million by year-end; that familial risk assessment could expand the market opportunity for Rosetta’s Cancer Origin Test over time; that Rosetta will enter into additional international distribution agreements in 2014; the timing of results of the CUP study in Israel; that Rosetta expects to announce additional credentialing agreements in the near term, which should significantly expand coverage of our Cancer Origin Test to millions more; that the sponsored research agreement with Ramot at Tel Aviv University has the potential to result in effective new cancer treatments; that Rosetta will generate revenues in the near-term by leveraging its platforms and capabilities for third-party biomarker and other needs; and that Rosetta’s expected cash position at the end of 2013 along with the projected revenue from testing services will be sufficient to fund our operations well into 2015, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(609) 419-9000, ext. 1326

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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